UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Antares Pharma, Inc.

(Name of Subject Company)

Antares Pharma, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

036642106
(CUSIP Number of Class of Securities)

Robert F. Apple
President and Chief Executive Officer
100 Princeton South, Suite 300
Ewing, NJ, 08628
(609) 359-3020
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square, 920 N. King Street Wilmington, Delaware 19801 (302) 651-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Antares Pharma, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 26, 2022, relating to the tender offer by Atlas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Halozyme Therapeutics, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company for $5.60 per Share in cash, without interest, and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2022 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Explanatory Note:

This supplemental information should be read in conjunction with this Schedule 14D-9 in its entirety. The Company believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, the Company wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions for the purpose of mooting the allegations in any complaints related to the Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph replaces the second paragraph in the “Background of the Offer and the Merger” section:

“The Company also regularly meets with other specialty pharmaceutical, pharmaceutical and medical device companies regarding a variety of topics including potential partnerships, licensing arrangements, and other strategic transactions. During these interactions between 2021 and 2022, the Company entered into confidentiality agreements with three parties that expressed interest in potential strategic transactions, including Parent. The confidentiality agreements with two of these parties, Party A (a private equity firm) and Parent contained standstill and fall away provisions. No confidentiality agreement prevented the respective counterparty from making confidential communications to the Company including, without limitation, a confidential proposal to acquire the Company or a confidential request to amend or waive certain provisions of such confidentiality agreement. In 2022, the Company provided limited non-public due diligence information to Party A and Parent. Party A did not submit a proposal to acquire the Company, had engaged in limited due diligence and, based on limited discussions between the Company and Party A, was viewed by the Company Board as unlikely to engage in a transaction with the Company on the same or a similar timeframe as Parent and with a value and contractual terms and conditions superior to those contained in the Merger Agreement.”

The following paragraph replaces the twentieth paragraph in the “Background of the Offer and the Merger” section:

“On March 24, 2022, a representative of Weil, Gotshal & Manges LLP, counsel to Parent (“Weil”), sent representatives of Skadden an initial draft of the Merger Agreement prepared by Weil. Between March 24, 2022 and April 12, 2022, Skadden and Weil conducted a number of conference calls and exchanged drafts of the Merger Agreement at the direction of the Company. Among other items, the parties negotiated the amount of the termination fee payable in the event the Company terminated the Merger Agreement to accept a Superior Offer (as defined in the Merger Agreement) and other circumstances in which such fee would be payable, the treatment of outstanding Company equity awards in the proposed transaction and the treatment of equity incentive awards, which awards would also be provided to members of the Company’s senior management, that otherwise would have been granted in June 2022 in the ordinary course.”

The following paragraph replaces the twenty-first paragraph in the “Background of the Offer and the Merger” section:

“On March 29, 2022 and March 30, 2022, representatives of the Company’s and Parent’s management met in Minnetonka, Minnesota for a number of in-person meetings, including question and answer sessions with Company’s management. Mr. Apple and Dr. Torley also separately discussed the treatment of outstanding Company equity awards in the proposed transaction and the treatment of equity incentive awards, which awards would also be provided to members of the Company’s senior management, that otherwise would have been granted in June 2022 in the ordinary course.”

The following paragraph replaces the twenty-sixth paragraph in the “Background of the Offer and the Merger” section:

“On April 8, 2022, Mr. Apple and Dr. Torley participated in discussions regarding the treatment of the Company’s outstanding incentive equity awards and the ability of the Company to make ordinary course annual incentive equity awards (or comparable incentive awards) prior to closing, which awards would also be provided to members of the Company’s senior management. On April 9, 2022, Mr. Apple participated in additional discussions with Dr. Torley regarding the treatment of incentive equity in the Company and Parent’s site visits. On April 10, 2022, Dr. Torley called Mr. Apple and conveyed that Parent would agree to full acceleration of all outstanding employee incentive equity awards prior to closing of the transaction, and settled the treatment of Company employee equity incentive awards that otherwise would have been granted to employees in June 2022 in the ordinary course, including to members of the Company’s senior management.”

The following disclosure replaces the eighth paragraph in the “Certain Financial Projections” section:

“These financial projections were prepared in February 2022 by the Company’s management based on its assumptions about the Company’s continued operation as a standalone, publicly traded company, with respect to the continued success of the Company’s proprietary and partnered products, and the development and commercialization of the Company’s product candidates, including risk and probability adjustments reflecting the Company’s management good faith assessment as to the probability of success for the Company’s product candidates and pipeline programs. These financial projections include assumptions regarding the continued commercial success of the Company’s proprietary and partnered products and potential future collaborations with third parties, and royalties and milestone payments received in connection with partnered products. The projections were based on certain internal assumptions regarding the probability of success associated with sales and marketing of proprietary products, outgoing regulatory and milestone payments to third parties for certain proprietary products, pricing, sales ramp, market growth, market share, competition, patent challenges, success of clinical trials, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses, declines in the cost of goods and services as the Company’s business shifted towards higher margin products, increased spending in connection with the launch of Tlando, ATRS 1901, ATRS 1902 and ATRS 1903, and other relevant factors related to the Company’s long-range operating plan. These assumptions include estimated cash, cash equivalents and short-term investments of $88 million as of March 31, 2022 (which included a previously disclosed $26 million deferred payment to be received later in fiscal year 2022), a federal net operating loss carryforward of $99.9 million as of December 31, 2021 and taxes based on a 25.7% tax rate. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all metrics and assumptions included or reflected in the Management Projections.”

The following disclosure replaces the first sentence of, including the list of selected companies immediately following, the first paragraph in the “Opinion of the Company’s Financial Advisor—Financial Analyses—Selected Public Companies Analysis” section:

“Jefferies reviewed publicly available financial, stock market and operating information of the Company and nine selected publicly traded companies, as noted below, in the specialty pharmaceutical industry that Jefferies considered generally relevant for purposes of analysis, collectively referred to as the selected companies.”

The following disclosure replaces the first sentence of the third paragraph in the “Opinion of the Company’s Financial Advisor—Financial Analyses—Selected Public Companies Analysis” section:

“The overall low to high calendar year 2022 and calendar year 2023 estimated revenue multiples observed for the selected companies were 0.9x to 3.6x (with a median of 2.4x) and 0.8x to 3.0x (with a median of 2.3x), respectively, as indicated below (individual multiples are referenced below for informational purposes):”

		2022E Revenue Multiples	2023E Revenue Multiples

●	Anika Therapeutics, Inc.	1.8x	1.6x
●	Catalyst Pharmaceuticals, Inc.	3.6x	3.0x
●	Collegium Pharmaceutical, Inc.	2.6x	2.3x
●	Eagle Pharmaceuticals, Inc.	1.7x	2.5x
●	OptiNose, Inc.	2.4x	1.6x
●	Radius Health, Inc.	2.6x	2.3x
●	Supernus Pharmaceuticals, Inc.	2.5x	2.9x
●	Vanda Pharmaceuticals Inc.	0.9x	0.8x
●	Xeris Biopharma Holdings, Inc.	2.4x	1.7x

The following disclosure replaces the first sentence of, including the list of selected transactions and related information immediately following, the first paragraph in the “Opinion of the Company’s Financial Advisor—Financial Analyses— Selected Precedent Transactions Analysis” section:

“Using publicly available information, Jefferies reviewed financial data relating to 12 selected transactions, as noted below, that Jefferies viewed as generally relevant for purposes of analysis as transactions involving target companies with operations in the specialty pharmaceutical industry, collectively referred to as the selected transactions.”

The following disclosure replaces the first sentence of the third paragraph in the “Opinion of the Company’s Financial Advisor—Financial Analyses— Selected Precedent Transactions Analysis” section:

“The overall low to high latest 12 months revenue multiples observed for the selected transactions was 2.0x to 6.8x (with median of 4.0x), as indicated below (individual multiples are referenced below for informational purposes):”

Announcement Date	Acquiror	Target	LTM Revenue Multiple

February 2022	Collegium Pharmaceutical, Inc.	BioDelivery Sciences International, Inc.	3.4x
October 2021	Pacira Biosciences, Inc.	Flexion Therapeutics, Inc.	5.5x
October 2021	Supernus Pharmaceuticals, Inc.	Adamas Pharmaceuticals, Inc.	5.2x
October 2020	Covis Group S.à.r.l.	AMAG Pharmaceuticals, Inc.	2.2x
April 2020	Supernus Pharmaceuticals, Inc.	U.S. Worldmeds LLC (CNS Portfolio)	2.0x
March 2019	Ares Life Sciences | S.à.r.l	Stallergenes Greer plc	2.4x
December 2017	Mallinkrodt plc	Sucampo Pharmaceuticals, Inc.	4.5x
May 2017	Norgine B.V.	Merus Labs International Inc.	3.3x
January 2017	Sanpower Group Co., Ltd.	Dendreon Pharmaceuticals LLC	2.7x
March 2016	Vectura Limited	SkyePharma PLC	4.8x
December 2015	Horizon Pharma plc	Crealta Holdings LLC	6.8x
June 2015	AMAG Pharmaceuticals, Inc.	Cbr Systems, Inc.	5.5x

The following disclosure replaces the third and fourth sentences of the first paragraph in the “Opinion of the Company’s Financial Advisor—Financial Analyses—Discounted Cash Flow Analysis” section:

“The implied terminal value of the Company was derived by applying, based on Jefferies’ professional judgment, a selected range of perpetuity growth rates of (10.0%) to (20.0%) to the Company’s normalized unlevered after-tax free cash flow for the fiscal year ending December 31, 2030. The present values (as of March 31, 2022) of the cash flows and terminal values were then calculated using a selected discount rate range of 9.2% to 10.2% derived from a weighted average cost of capital calculation.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2022

Antares Pharma, Inc.

By:	/s/ Robert F. Apple
	Name:	Robert F. Apple
	Title:	President and Chief Executive Officer